Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-217801 on Form S-8 of Guaranty Bancshares, Inc. of our report dated June 26, 2020, with respect to the statements of net assets available for benefits of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Form 5500, Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions for the year ended December 31, 2019.

/s/ Whitley Penn LLP

Plano, Texas

June 26, 2020